Exhibit 99

August 28, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Update on the issuance of Bonus Shares

We wish to inform you that HDFC Bank Limited (“Bank”) has today i.e. on August 28, 2025 allotted 7,67,70,39,761 equity shares of Re. 1/- (Rupee One only) each as fully paid-up bonus equity shares, in the proportion of 1:1, i.e., 1 (One) new fully paid-up equity share of Re. 1/- (Rupee One only) each for every 1 (One) existing fully paid-up equity share of Re. 1/- (Rupee One only) each, to the eligible members of the Bank whose names appeared in the Register of Members / Register of the Beneficial Owners, as on August 27, 2025, the ‘Record Date’ fixed for this purpose.

Consequent to the aforesaid allotment, paid-up share capital of the Bank stands increased to Rs. 15,35,40,79,522 divided into 15,35,40,79,522 fully paid-up equity shares of Re. 1/- each.

This is for your information and appropriate dissemination.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight